MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 257

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 257 on December 19, 2000. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.  The date of the Prospectus has been completed.

Pages 2-3.   "The Summary of Essential Financial Information" section and "Fee
             Table" have been completed.

Pages 4-17.  Revisions have been made and the portfolios have been completed.

Pages 19-32. The descriptions of the Securities issuers have been completed.

Pages 33-36. The Report of Independent Certified Public Accountants and
             Statements of Condition have been completed.

                                                              FILE NO. 333-49750
                                                                    CIK #1123022


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A. Exact Name of Trust:  VAN KAMPEN FOCUS PORTFOLIOS, SERIES 257

B. Name of Depositor:    VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy   Attention:  A. Thomas Smith III, General Counsel
   111 West Monroe Street       One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at ---- 8:00 a.m. on December 19, 2000 pursuant to Rule 487.

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


BIOTECHNOLOGY &
   PHARMACEUTICAL PORTFOLIO
   Series 13A
   Series 13B

GLOBAL WIRELESS PORTFOLIO
   Series 6A
   Series 6B

GREAT INTERNATIONAL FIRMS PORTFOLIO
   Series 15

SEMICONDUCTOR PORTFOLIO
   Series 5A
   Series 5B

SOFTWARE PORTFOLIO
   Series 7A
   Series 7B

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 257 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks. With the exception of the Great International Firms Portfolio, we offer each investment in two separate Portfolios with different maturity options. Series A Portfolios terminate in 15 months for investors with shorter investment horizons. Series B Portfolios terminate in five years for investors with longer investment horizons. Of course, we cannot guarantee that a Portfolio will achieve its objective.









                                DECEMBER 19, 2000



       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                DECEMBER 19, 2000
                                                                                                              GREAT
                                                                                                          INTERNATIONAL
                                                                      SERIES A            SERIES B            FIRMS
PUBLIC OFFERING PRICE                                                PORTFOLIOS          PORTFOLIOS         PORTFOLIO
                                                                    ------------        ------------      ------------
Aggregate value of Securities per Unit (1).......................     $    9.900         $    9.900       $    9.900
Sales charge.....................................................          0.295              0.450            0.450
  Less deferred sales charge.....................................          0.195              0.350            0.350
Public offering price per Unit (2)...............................     $   10.000         $   10.000       $   10.000

GENERAL INFORMATION
Initial Date of Deposit...............................................................   December 19, 2000
Mandatory Termination Date - Series A Portfolios......................................   April 2, 2002
Mandatory Termination Date - All Other Portfolios.....................................   March 6, 2006
Record Date - Series A Portfolios.....................................................   October 10, 2001
Distribution Date - Series A Portfolios...............................................   October 25, 2001
Record Dates - All Other Portfolios (4)...............................................   June 10 and December 10
Distribution Dates - All Other Portfolios (4).........................................   June 25 and December 25

PORTFOLIO INFORMATION
                                                              ESTIMATED        ESTIMATED                       ESTIMATED
                                              AGGREGATE        INITIAL          ANNUAL         REDEMPTION   ORGANIZATIONAL
                               INITIAL         VALUE OF      DISTRIBUTION      DIVIDENDS        PRICE PER      COSTS PER
       PORTFOLIO               UNITS (3)    SECURITIES (1)  PER UNIT (4)(5)  PER UNIT (5)       UNIT (6)       UNIT (1)
-----------------------    --------------   -------------   -------------   --------------  -------------   ------------
Biotechnology &
Pharmaceutical Series A           14,914   $      147,647   $        0.03   $     0.04140   $       9.705   $    0.01227
Biotechnology &
Pharmaceutical Series B           14,914   $      147,647   $        0.03   $     0.04140   $       9.550   $    0.02056
Global Wireless Series A          14,716   $      145,685   $        0.01   $     0.02491   $       9.705   $    0.01653
Global Wireless Series B          14,716   $      145,685   $        0.01   $     0.02491   $       9.550   $    0.02516
Great International
Firms Portfolio                   24,617   $      243,699   $        0.08   $     0.09647   $       9.550   $    0.01063
Semiconductor Series A            14,598   $      144,511             N/A   $     0.00402   $       9.705   $    0.01040
Semiconductor Series B            14,598   $      144,511             N/A   $     0.00402   $       9.550   $    0.02318
Software Series A                 14,646   $      144,986             N/A   $     0.00146   $       9.705   $    0.01064
Software Series B                 14,646   $      144,986             N/A   $     0.00146   $       9.550   $    0.01520


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the most recent business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The public offering price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses.
     The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described above and is included in the "Estimated Costs Over Time" on the next page. The public offering price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4)  The initial Record Date for the Series B Portfolios and the Great
     International Firms Portfolio is October 10, 2001 and the initial
     Distribution Date for such Portfolios is October 25, 2001. Thereafter, the record and distribution dates for these Portfolios will occur in June and December of each year.


(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes.
     Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6)  The redemption price is reduced by any remaining deferred sales charge. See
     "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.


                                    FEE TABLE
                                                                                                          GREAT
                                                                                                      INTERNATIONAL
                                                                  SERIES A           SERIES B            FIRMS
                                                                 PORTFOLIOS         PORTFOLIOS          PORTFOLIO
                                                                 ----------         ----------         ----------
TRANSACTION FEES (AS % OF OFFERING PRICE)
Initial sales charge (1).....................................       1.00%               1.00%              1.00%
Deferred sales charge (2)....................................       1.95%               3.50%              3.50%
                                                                 ----------         ----------         ----------

Maximum sales charge.........................................       2.95%               4.50%              4.50%
                                                                 ==========         ==========         ==========

Maximum sales charge on reinvested dividends.................       0.00%               0.00%              0.00%
                                                                 ==========         ==========         ==========

                                                        TRUSTEE'S FEE        SUPERVISORY     ESTIMATED TOTAL
                                                        AND OPERATING      AND EVALUATION    ANNUAL EXPENSES
ESTIMATED ANNUAL EXPENSES PER UNIT                         EXPENSES             FEES             PER UNIT
                                                        -------------     ---------------    ---------------

Biotechnology & Pharmaceutical Series A...........      $     0.00949     $       0.00500    $       0.01449
Biotechnology & Pharmaceutical Series B...........      $     0.01184     $       0.00500    $       0.01684
Global Wireless Series A..........................      $     0.00978     $       0.00500    $       0.01478
Global Wireless Series B..........................      $     0.01253     $       0.00500    $       0.01753
Great International Firms Portfolio...............      $     0.05437     $       0.00500    $       0.05937
Semiconductor Series A............................      $     0.00949     $       0.00500    $       0.01449
Semiconductor Series B............................      $     0.01253     $       0.00500    $       0.01753
Software Series A.................................      $     0.00949     $       0.00500    $       0.01449
Software Series B.................................      $     0.01087     $       0.00500    $       0.01587



                                                                                                51/4 YEARS
                                                                                                 (LIFE OF
ESTIMATED COSTS OVER TIME (3)                              1 YEAR       3 YEARS      5 YEARS    PORTFOLIO)    10 YEARS
                                                         ---------    ---------    ---------    ----------    ---------
Biotechnology & Pharmaceutical Series A...........       $      32    $      78    $     126           N/A    $     258
Biotechnology & Pharmaceutical Series B...........       $      49    $      53    $      57    $       58          N/A
Global Wireless Series A..........................       $      33    $      80    $     129           N/A    $     264
Global Wireless Series B..........................       $      49    $      53    $      57    $       58          N/A
Great International Firms Portfolio...............       $      52    $      64    $      78    $       80          N/A
Semiconductor Series A............................       $      32    $      77    $     125           N/A    $     257
Semiconductor Series B............................       $      49    $      53    $      57    $       58          N/A
Software Series A.................................       $      32    $      77    $     125           N/A    $     257
Software Series B.................................       $      48    $      51    $      55    $       56          N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A Portfolio examples assume that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.

(2) The deferred sales charge for Series A Portfolios is actually equal to $0.195 per Unit. The deferred sales charge for Series B Portfolios and the Great International Firms Portfolio is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from April 10, 2001 through September 9, 2001. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) These examples include the estimated expenses incurred in establishing and offering your Portfolio. The amount of these expenses is described on the preceding page.


BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

   Each Portfolio seeks to increase the value of Units over time by investing in a portfolio of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed each Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide over the last 25 years. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, agriculture, forensics and environmental cleanup and preservation.


[INSERT CHART HERE]


   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.
   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these factors:

     o The U.S. pharmaceutical industry appears to be one of the healthiest and highest margined industries in the country.

     o Positive long-term fundamentals for the health care industry include expanding global demand for quality health care; an aging population; and rising researchand development outlays, which could lead to new diagnostic and therapeutic products.

     o The pharmaceutical industry could continue to benefit from a more industry-friendly regulatory environment, as the Federal Drug Administration appears to be committed to streamlining and making more efficient the overall new drug approval process. (Source: Standard & Poor's Monthly Investment Review, November 2000.) Hypothetical annual total returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          NASDAQ
             PHARMACEUTICAL        500       BIOTECHNOLOGY
                  INDEX           INDEX          INDEX
             --------------     ---------    ------------

     1994          16.43%         1.28%         (18.44%)
     1995          59.22         37.11           88.54
     1996          24.09         22.68           (0.33)
     1997          50.27         33.10           (0.07)
     1998          47.26         28.58           44.28
     1999         (11.56)        20.89          101.64
Thru 11/30/00      31.30         (9.55)          18.95

   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The total returns do not reflect Portfolio fees or expenses. Source: FactSet Research Systems, Inc.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.


SERIES A PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                  CURRENT              COST OF
NUMBER                                                      MARKET VALUE          DIVIDEND          SECURITIES TO
OF SHARES       NAME OF ISSUER (1)                         PER SHARE (2)          YIELD (3)         PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        ------------
                BIOTECHNOLOGY
        60        Abgenix, Inc.                             $     60.000               0.00%        $   3,600.00
        58        Amgen, Inc.                                     63.875               0.00             3,704.75
        80        Celgene Corporation                             45.438               0.00             3,635.00
        93        COR Therapeutics, Inc.                          40.875               0.00             3,801.38
        91        Genentech, Inc.                                 80.500               0.00             7,325.50
        40        Genzyme Corporation                             95.563               0.00             3,822.50
        88        Human Genome Sciences, Inc.                     81.375               0.00             7,161.00
        34        IDEC Pharmaceuticals Corporation               225.313               0.00             7,660.63
       115        Millennium Pharmaceuticals, Inc.                63.813               0.00             7,338.44
                MEDICAL SPECIALTIES
       201        ALZA Corporation                                36.875               0.00             7,411.88
        79        Applera Corporation - Applied
                    Biosystems Group                              90.750               0.19             7,169.25
        87        Baxter International, Inc.                      85.313               1.36             7,422.19
                PHARMACEUTICALS
       154        Abbott Laboratories                             49.563               1.53             7,632.63
        82        Allergan, Inc.                                  90.313               0.35             7,405.63
^      104        Biovail Corporation                             34.000               0.00             3,536.00
        54        Bristol-Myers Squibb Company                    68.563               1.60             3,702.38
        56        Forest Laboratories, Inc.                      132.875               0.00             7,441.00
       189        IVAX Corporation                                37.620               0.00             7,110.18
        38        Johnson & Johnson                               98.563               1.30             3,745.38
       152        King Pharmaceuticals, Inc.                      47.375               0.00             7,201.00
        82        Merck & Company                                 89.313               1.52             7,323.63
       164        Pfizer, Inc.                                    46.500               0.77             7,626.00
       127        Pharmacia Corporation                           59.375               0.81             7,540.63
+      108        Teva Pharmaceutical Industries, Ltd.            67.875               0.30             7,330.50
----------                                                                                          ------------
     2,336                                                                                          $ 147,647.48
==========                                                                                          ============

See "Notes to Portfolios".



SERIES B PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                  CURRENT             COST OF
NUMBER                                                      MARKET VALUE          DIVIDEND          SECURITIES TO
OF SHARES       NAME OF ISSUER (1)                          PER SHARE (2)         YIELD (3)         PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        ------------
                BIOTECHNOLOGY
        60        Abgenix, Inc.                             $     60.000               0.00%        $   3,600.00
        58        Amgen, Inc.                                     63.875               0.00             3,704.75
        80        Celgene Corporation                             45.438               0.00             3,635.00
        93        COR Therapeutics, Inc.                          40.875               0.00             3,801.38
        91        Genentech, Inc.                                 80.500               0.00             7,325.50
        40        Genzyme Corporation                             95.563               0.00             3,822.50
        88        Human Genome Sciences, Inc.                     81.375               0.00             7,161.00
        34        IDEC Pharmaceuticals Corporation               225.313               0.00             7,660.63
       115        Millennium Pharmaceuticals, Inc.                63.813               0.00             7,338.44
                MEDICAL SPECIALTIES
       201        ALZA Corporation                                36.875               0.00             7,411.88
        79        Applera Corporation - Applied
                    Biosystems Group                              90.750               0.19             7,169.25
        87        Baxter International, Inc.                      85.313               1.36             7,422.19
                PHARMACEUTICALS
       154        Abbott Laboratories                             49.563               1.53             7,632.63
        82        Allergan, Inc.                                  90.313               0.35             7,405.63
^      104        Biovail Corporation                             34.000               0.00             3,536.00
        54        Bristol-Myers Squibb Company                    68.563               1.60             3,702.38
        56        Forest Laboratories, Inc.                      132.875               0.00             7,441.00
       189        IVAX Corporation                                37.620               0.00             7,110.18
        38        Johnson & Johnson                               98.563               1.30             3,745.38
       152        King Pharmaceuticals, Inc.                      47.375               0.00             7,201.00
        82        Merck & Company                                 89.313               1.52             7,323.63
       164        Pfizer, Inc.                                    46.500               0.77             7,626.00
       127        Pharmacia Corporation                           59.375               0.81             7,540.63
+      108        Teva Pharmaceutical Industries, Ltd.            67.875               0.30             7,330.50
----------                                                                                          ------------
     2,336                                                                                          $ 147,647.48
==========                                                                                          ============



See "Notes to Portfolios".



GLOBAL WIRELESS PORTFOLIOS


   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of U.S. and foreign stocks of companies diversified within the wireless telecommunications industry. In an age of constant technological advances, people want convenient and affordable items to make their lives easier. Improvements in technology seek to make tools faster, more powerful, smaller, and more user-friendly. While initially cost prohibitive, Van Kampen believes that wireless phones and service providers have witnessed growth in recent years because competition and improved technologies have brought the price of airtime and phones down.



[INSERT CHART HERE]


   The wireless telecommunication industry is truly global. Wireless companies have seen new opportunities due to strong growth in subscriber demand in many regions around the world. In developing countries where communication systems either do not exist or are very primitive, wireless systems have been growing and are expected to continue to grow because they are more cost effective to set up than traditional wireline systems.

   The industry is beginning to use developing technologies to provide more services. It is already possible to get Internet access through some wireless phones and data and information delivery may be available in the future. As bandwidth and digital information processing technologies continue to improve and grow, wireless communications will reap the benefits. Consider the following:

     o Standard & Poor's believes that capital spending in the communications industry could continue to grow at a 20 percent pace. The percentage of capital expenditure geared toward telecommunications equipment appears to be increasing and even if the growth percentage of 2001 spending declines from the rate in 2000, the absolute dollar amount in 2001 is estimated to be higher. (Standard & Poor's Monthly Investment Review, November, 2000)

     o The Yankee Group estimates there could be over 1 billion wireless devices worldwide by 2003 and that more than $50 billion of commerce transactions in the U.S. could be wireless. (The Yankee Group, November 15, 2000)

     o It is estimated that European next-generation wireless infrastructure expenditures could exceed $125 billion by 2007. (The Strategis Group, November 29, 2000)

     o Standard & Poor's estimates that the percentage of U.S. consumers using wireless services will grow from 4.30% in 1992 to 35% by the end of 2000. (Standard & Poor's Industry Surveys, Telecommunications:
          Wireless, July 1999. Based on Census Bureau and Cellular Telecommunications Industry Association data)

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. We cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                  CURRENT              COST OF
NUMBER                                                      MARKET VALUE          DIVIDEND          SECURITIES TO
OF SHARES       NAME OF ISSUER (1)                          PER SHARE (2)         YIELD (3)         PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        ------------
                COMPUTER COMMUNICATIONS
        161       Cisco Systems, Inc.                       $      42.938              0.00%        $    6,912.94
         57       Juniper Networks, Inc.                          128.875              0.00              7,345.88
                COMPUTER PROCESSING HARDWARE
         98       Palm, Inc.                                       46.125              0.00              4,520.25
                ELECTRONIC EQUIPMENT/INSTRUMENTS
         64       JDS Uniphase Corporation                         59.188              0.00              3,788.00
                INTERNET SOFTWARE/SERVICES
         84       Openwave System, Inc.                            51.000              0.00              4,284.00
         50       VeriSign, Inc.                                   86.500              0.00              4,325.00
                MAJOR TELECOMMUNICATIONS
+       138       Deutsche Telekom AG                              31.438              1.60              4,338.38
         83       SBC Communications, Inc.                         53.313              1.90              4,424.94
+        91       Telefonica, S.A.                                 48.750              0.00              4,436.25
         80       Verizon Communications                           55.813              2.76              4,465.00
                PACKAGED SOFTWARE
^        51       Check Point Software Technologies, Limited      147.875              0.00              7,541.63
         59       Micromuse, Inc.                                 124.063              0.00              7,319.69
         64       Nuance Communications, Inc.                      59.063              0.00              3,780.00
         90       Ulticom, Inc.                                    37.250              0.00              3,352.50
                SEMICONDUCTORS
         54       Applied Micro Circuits Corporation               65.563              0.00              3,540.38
         34       Broadcom Corporation                            105.500              0.00              3,587.00
         37       PMC-Sierra, Inc.                                 96.438              0.00              3,568.19
         18       SDL, Inc.                                       213.000              0.00              3,834.00
                TELECOMMUNICATIONS EQUIPMENT
         43       CIENA Corporation                                96.438              0.00              4,146.81
         68       Comverse Technology, Inc.                       107.438              0.00              7,305.75
         65       Corning, Inc.                                    64.500              0.37              4,192.50
+       161       Nokia Oyj                                        45.500              0.36              7,325.50
^       120       Nortel Networks Corporation                      36.313              0.21              4,357.50
         71       ONI Systems Corporation                          54.938              0.00              3,900.56
         53       QUALCOMM, Inc.                                   85.375              0.00              4,524.88
^        44       Research in Motion, Limited                      84.563              0.00              3,720.75
         74       Tellabs, Inc.                                    64.625              0.00              4,782.25
                WIRELESS TELECOMMUNICATIONS
+       150       China Mobile (Hong Kong), Limited                29.563              0.00              4,434.38
        168       Sprint Corporation (PCS Group)                   26.063              0.00              4,378.50
+       198       Vodafone Group Plc                               36.625              0.54              7,251.75
-----------                                                                                          ------------
      2,528                                                                                          $ 145,685.16
===========                                                                                          ============


See "Notes to Portfolios".



SERIES B PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                  CURRENT              COST OF
NUMBER                                                      MARKET VALUE          DIVIDEND          SECURITIES TO
OF SHARES       NAME OF ISSUER (1)                          PER SHARE (2)         YIELD (3)         PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        ------------
                COMPUTER COMMUNICATIONS
        161       Cisco Systems, Inc.                       $      42.938              0.00%        $    6,912.94
         57       Juniper Networks, Inc.                          128.875              0.00              7,345.88
                COMPUTER PROCESSING HARDWARE
         98       Palm, Inc.                                       46.125              0.00              4,520.25
                ELECTRONIC EQUIPMENT/INSTRUMENTS
         64       JDS Uniphase Corporation                         59.188              0.00              3,788.00
                INTERNET SOFTWARE/SERVICES
         84       Openwave System, Inc.                            51.000              0.00              4,284.00
         50       VeriSign, Inc.                                   86.500              0.00              4,325.00
                MAJOR TELECOMMUNICATIONS
+       138       Deutsche Telekom AG                              31.438              1.60              4,338.38
         83       SBC Communications, Inc.                         53.313              1.90              4,424.94
+        91       Telefonica, S.A.                                 48.750              0.00              4,436.25
         80       Verizon Communications                           55.813              2.76              4,465.00
                PACKAGED SOFTWARE
^        51       Check Point Software Technologies, Limited      147.875              0.00              7,541.63
         59       Micromuse, Inc.                                 124.063              0.00              7,319.69
         64       Nuance Communications, Inc.                      59.063              0.00              3,780.00
         90       Ulticom, Inc.                                    37.250              0.00              3,352.50
                SEMICONDUCTORS
         54       Applied Micro Circuits Corporation               65.563              0.00              3,540.38
         34       Broadcom Corporation                            105.500              0.00              3,587.00
         37       PMC-Sierra, Inc.                                 96.438              0.00              3,568.19
         18       SDL, Inc.                                       213.000              0.00              3,834.00
                TELECOMMUNICATIONS EQUIPMENT
         43       CIENA Corporation                                96.438              0.00              4,146.81
         68       Comverse Technology, Inc.                       107.438              0.00              7,305.75
         65       Corning, Inc.                                    64.500              0.37              4,192.50
+       161       Nokia Oyj                                        45.500              0.36              7,325.50
^       120       Nortel Networks Corporation                      36.313              0.21              4,357.50
         71       ONI Systems Corporation                          54.938              0.00              3,900.56
         53       QUALCOMM, Inc.                                   85.375              0.00              4,524.88
^        44       Research in Motion, Limited                      84.563              0.00              3,720.75
         74       Tellabs, Inc.                                    64.625              0.00              4,782.25
                WIRELESS TELECOMMUNICATIONS
+       150       China Mobile (Hong Kong), Limited                29.563              0.00              4,434.38
        168       Sprint Corporation (PCS Group)                   26.063              0.00              4,378.50
+       198       Vodafone Group Plc                               36.625              0.54              7,251.75
-----------                                                                                          ------------
      2,528                                                                                          $ 145,685.16
===========                                                                                          ============


See "Notes to Portfolios".




GREAT INTERNATIONAL FIRMS PORTFOLIO


   The Portfolio seeks to provide the potential for capital appreciation by investing in a portfolio of stocks issued by foreign companies. In selecting the portfolio, we targeted industry-leading companies in countries around the world. The Portfolio seeks to benefit from companies that are well known, have solid balance sheets and occupy strong positions in their markets and industries. The companies represented in the portfolio may share a variety of traits, among others:


[INSERT CHART HERE]


     o Headquartered in a developed and industrialized country outside the United States

     o    Leading market share in their industry

     o    Attractive stock price valuation

     o    Diversified line of products and/or services

     o    Well-capitalized

     o    Leading company in their country


   The Portfolio will seek to maintain, as nearly as practicable, an equal dollar amount of each of the stocks in the portfolio as new Units are issued. The Portfolio may not be able to achieve this goal because some foreign markets require that stock transactions be executed in round lots (for example, 1000 shares).
   From 1989 through 1999, the U.S. stock market (as represented by the Standard & Poor's 500 Index) has ranked among the top five markets in total return only four times and has never ranked first. International firms across the globe are expanding their businesses, exporting to more countries and becoming better known to the investment community. By investing in international stocks, you may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone.
   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed coun- tries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard & Poor's 500 Index).

                TOTAL RETURN             TOTAL RETURN
            TOP PERFORMING MARKET    UNITED STATES MARKET
           ----------------------    --------------------
1989         101% (Austria)                     31%
1990           6% (United Kingdom)              (3%)
1991          43% (Hong Kong)                   30%
1992          27% (Hong Kong)                    7%
1993         110% (Hong Kong)                   10%
1994          51% (Finland)                      1%
1995          42% (Switzerland)                 37%
1996          41% (Spain)                       23%
1997          45% (Switzerland)                 33%
1998         122% (Finland)                     29%
1999         151% (Finland)                     21%

   The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Portfolio and does not include sales charges or expenses which are imposed on Units.
   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.


PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        -------------
+       219     Akzo Nobel N.V.                             $      47.750              0.40%        $   10,457.25
+       164     Alcatel S.A.                                       60.688              0.12              9,952.75
+       457     Allied Irish Banks Plc                             22.438              0.74             10,253.94
+       240     Amvescap Plc                                       42.750              0.17             10,260.00
+       205     AstraZeneca Group Plc                              50.500              0.35             10,352.50
+       747     Banco Bilbao Vizcaya Argentaria S.A.               13.625              0.44             10,177.88
+     1,086     Banco Santander Central Hispano S.A.                9.313              0.52             10,113.38
+       217     BP Amoco Plc                                       48.000              0.63             10,416.00
+       151     Business Objects S.A.                              68.125              0.00             10,286.88
+       246     Diageo Plc                                         42.000              0.74             10,332.00
+       206     Elan Corporation Plc                               48.750              0.00             10,042.50
+       256     Fuji Photo Film                                    39.750              0.11             10,176.00
+       151     Iona Technologies Plc                              67.250              0.00             10,154.75
+       474     Logitech International S.A.                        22.250              0.00             10,546.50
+       688     Luxottica Group Spa                                14.750              0.07             10,148.00
+       426     Matsushita Electric Industrial Company, Ltd.       23.938              0.10             10,197.38
+       224     Nokia Oyj                                          45.500              0.09             10,192.00
+       110     Novo-Nordisk A/S                                   95.000              0.13             10,450.00
      1,000     Sanyo Electric Company, Ltd.                        8.198              0.14              8,198.18
+       227     Shell Transport & Trading Company                  45.563              0.68             10,342.69
+       138     Sony Corporation                                   74.000              0.07             10,212.00
+       150     Teva Pharmaceuticals Industries, Ltd.              67.875              0.08             10,181.25
+       273     Vodafone Group Plc                                 36.625              0.14              9,998.63
+       162     WPP Group Plc                                      63.313              0.10             10,256.63
-----------                                                                                          ------------
      8,217                                                                                          $ 243,699.09
===========                                                                                          ============


See "Notes to Portfolios".

Unless otherwise noted, all of the Securities listed above are issued by foreign companies and are traded on foreign securities exchanges.



SEMICONDUCTOR PORTFOLIOS

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the semiconductor industry or offering services or products related to the semiconductor industry. Semiconductors support equipment that allows your personal computers, mobile phones, VCRs, DVD players, automobiles, stereos, personal digital assistants, home appliances, and some children's toys to function. Semiconductors are the microchips and microprocessors that enable electronic devices to process millions of bits of data in a fraction of a second. These chips and processors are also responsible for remembering the information stored in your electronic devices after you turn them off. Semiconductors were the critical factor that ignited the computer industry revolution and they are the key to the development of almost every technology today. Without continued development in this industry, technological tools will go no further.


[INSERT CHART HERE]


   The pace of change in the semiconductor industry is rapid, driven by fierce competition and ever-improving technology. Innovations are constantly improving chips and enable them to perform ever more powerful computing tasks at ever increasing speeds.

   The emergence of a global, networked economy that values rapid exchanges of information is changing the face of the industry. The development of the networking infrastructure, the proliferation of the Internet and wireless communications and the need for greater bandwidth all suggest continued demand for semiconductor devices upon which the information age relies. Consider the following:

     o Standard & Poor's anticipates that by the end of the year 2003, worldwide semiconductor revenues could exced $310 billion, up from $125.6 billion in 1998. (Standard & Poor's Monthly Investment Review, November, 2000)

     o The Semiconductor Industry Association's estimates that the semiconductor industry could grow at a rate of 21.8% in 2001, when sales are estimated to total $249 billion. (Semiconductor Industry Association, November 2, 2000)

     o Fueled by the demand for broadband services to homes and businesses, the chip market for Digital Subscriber Line (DSL) applications is estimated to grow at an annual rate of 84.3% over a six-year period, according to a report from Cahners InStat Group Inc. (Semiconductor Business News, November 28, 2000 SiliconStrategies.com)

     o According to the Semiconductor Industry Association (SIA), the total revenue for the semiconductor industry was $8,004,970 in 1989 and grew to $144,126,000 in 1999. SIA estimates that total semiconductor industry revenue could be $174,152,992 in 2000, $209,208,000 in 2001 and $233,666,000 in 2002.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.


SERIES A PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        -------------
                AEROSPACE & DEFENSE
        103       Aeroflex, Inc.                            $      28.750              0.00%        $    2,961.25
                COMPUTER COMMUNICATIONS
         38       Brocade Communications, Systems, Inc.           185.875              0.00              7,063.25
         78       Extreme Networks, Inc.                           54.938              0.00              4,285.13
         56       Juniper Networks, Inc.                          128.875              0.00              7,217.00
                ELECTRONIC EQUIPMENT/INSTRUMENTS
         64       JDS Uniphase Corporation                         59.188              0.00              3,788.00
         37       Newport Corporation                             100.125              0.02              3,704.63
                ELECTRONIC PRODUCTION EQUIPMENT
        109       Applied Materials, Inc.                          39.813              0.00              4,339.56
        297       Lam Research Corporation                         14.563              0.00              4,325.06
        146       Novellus Systems, Inc.                           31.500              0.00              4,599.00
        173       Teradyne, Inc.                                   34.313              0.00              5,936.06
                SEMICONDUCTORS
        113       Altera Corporation                               26.125              0.00              2,952.13
         64       Applied Micro Circuits Corporation               65.563              0.00              4,196.00
         40       Broadcom Corporation                            105.500              0.00              4,220.00
        145       Cirrus Logic, Inc.                               20.313              0.00              2,945.31
        106       Elantec Semiconductor, Inc.                      26.375              0.00              2,795.75
        124       Exar Corporation                                 23.625              0.00              2,929.50
+       112       Infineon Technologies AG                         38.625              0.00              4,326.00
        130       Integrated Device Technology, Inc.               32.563              0.00              4,233.13
        133       Intel Corporation                                33.250              0.24              4,422.25
         87       Linear Technology Corporation                    48.250              0.25              4,197.75
        219       LSI Logic Corporation                            19.600              0.00              4,292.40
        105       Micrel, Inc.                                     32.938              0.00              3,458.44
        160       Micron Technology, Inc.                          36.063              0.00              5,770.00
         87       MIPS Technologies, Inc.                          34.125              0.00              2,968.88
        176       National Semiconductor Corporation               20.375              0.00              3,586.00
         45       PMC-Sierra, Inc.                                 96.438              0.00              4,339.69
         18       SDL, Inc.                                       213.000              0.00              3,834.00
        123       Texas Instruments, Inc.                          47.750              0.18              5,873.25
         66       TranSwitch Corporation                           42.688              0.00              2,817.38
         80       TriQuint Semiconductor, Inc.                     42.813              0.00              3,425.00
         51       Vitesse Semiconductor Corporation                55.188              0.00              2,814.56
         98       Xilinx, Inc.                                     43.625              0.00              4,275.25
                TELECOMMUNICATIONS EQUIPMENT
        110       Corning, Inc.                                    64.500              0.37              7,095.00
         53       QUALCOMM, Inc.                                   85.375              0.00              4,524.88
-----------                                                                                          ------------
      3,546                                                                                          $ 144,511.49
===========                                                                                          ============


See "Notes to Portfolios".



SERIES B PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------       -----------        -------------
                AEROSPACE & DEFENSE
        103       Aeroflex, Inc.                            $      28.750              0.00%        $    2,961.25
                COMPUTER COMMUNICATIONS
         38       Brocade Communications, Systems, Inc.           185.875              0.00              7,063.25
         78       Extreme Networks, Inc.                           54.938              0.00              4,285.13
         56       Juniper Networks, Inc.                          128.875              0.00              7,217.00
                ELECTRONIC EQUIPMENT/INSTRUMENTS
         64       JDS Uniphase Corporation                         59.188              0.00              3,788.00
         37       Newport Corporation                             100.125              0.02              3,704.63
                ELECTRONIC PRODUCTION EQUIPMENT
        109       Applied Materials, Inc.                          39.813              0.00              4,339.56
        297       Lam Research Corporation                         14.563              0.00              4,325.06
        146       Novellus Systems, Inc.                           31.500              0.00              4,599.00
        173       Teradyne, Inc.                                   34.313              0.00              5,936.06
                SEMICONDUCTORS
        113       Altera Corporation                               26.125              0.00              2,952.13
         64       Applied Micro Circuits Corporation               65.563              0.00              4,196.00
         40       Broadcom Corporation                            105.500              0.00              4,220.00
        145       Cirrus Logic, Inc.                               20.313              0.00              2,945.31
        106       Elantec Semiconductor, Inc.                      26.375              0.00              2,795.75
        124       Exar Corporation                                 23.625              0.00              2,929.50
+       112       Infineon Technologies AG                         38.625              0.00              4,326.00
        130       Integrated Device Technology, Inc.               32.563              0.00              4,233.13
        133       Intel Corporation                                33.250              0.24              4,422.25
         87       Linear Technology Corporation                    48.250              0.25              4,197.75
        219       LSI Logic Corporation                            19.600              0.00              4,292.40
        105       Micrel, Inc.                                     32.938              0.00              3,458.44
        160       Micron Technology, Inc.                          36.063              0.00              5,770.00
         87       MIPS Technologies, Inc.                          34.125              0.00              2,968.88
        176       National Semiconductor Corporation               20.375              0.00              3,586.00
         45       PMC-Sierra, Inc.                                 96.438              0.00              4,339.69
         18       SDL, Inc.                                       213.000              0.00              3,834.00
        123       Texas Instruments, Inc.                          47.750              0.18              5,873.25
         66       TranSwitch Corporation                           42.688              0.00              2,817.38
         80       TriQuint Semiconductor, Inc.                     42.813              0.00              3,425.00
         51       Vitesse Semiconductor Corporation                55.188              0.00              2,814.56
         98       Xilinx, Inc.                                     43.625              0.00              4,275.25
                TELECOMMUNICATIONS EQUIPMENT
        110       Corning, Inc.                                    64.500              0.37              7,095.00
         53       QUALCOMM, Inc.                                   85.375              0.00              4,524.88
-----------                                                                                          ------------
      3,546                                                                                          $ 144,511.49
===========                                                                                          ============


See "Notes to Portfolios".


SOFTWARE PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks of companies that provide software products and services, such as networking, e-commerce, supply-chain, data storage, security management and financial reporting. Computer software consists of the programs, routines and symbolic languages that control the functioning of computer hardware and direct its operations. In essence, software is the invisible coding that creates what becomes visible in the form of the Internet, word processing, spreadsheets, databases, games and other computer programs. Software is used every time you turn a computer on, when you browse the Internet or even when a plane takes off. Software allows people to make their lives easier and more productive. As the Internet and electronic commerce are developing, the need for software by consumers and businesses is increasing rapidly.


[INSERT CHART HERE]


   The new millennium may foster a significant opportunity for software companies. Businesses may restructure their technology budgets to focus on investing in new technologies such as productivity enhancing software applications. Consider the following:

     o Gartner Group estimates that the application service provider market could grow from $1 billion in 1999 to $25.3 billion by 2004. (Gartner Group, October, 2000)

     o International Data Corporation (IDC) believes that software company revenues could increase at a compound annual growth rate of more than 15% through 2004. (IDC, October, 2000)

     o IDC believes that the biggest opportunity in the software market could rest with security authentication, authorization, and administrative software. IDC believes that revenue from these activities could increase at a compound annual growth rate of 28% from 1999 to 2004. (IDC, October, 2000)

     o Forrester Research, Inc. estimates that intercompany trade of hard goods over the internet in the United States could increase from $43.1 billion in 1998 to approximately $1.3 trillion by 2003.

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------       -----------          ------------
                COMPUTER PROCESSING HARDWARE
        171       Sun Microsystems, Inc.                    $      28.563              0.00%        $    4,884.19
                COMPUTER COMMUNICATIONS
         25       Brocade Communications Systems, Inc.            185.875              0.00              4,646.88
        108       Cisco Systems, Inc.                              42.938              0.00              4,637.25
         87       Extreme Networks, Inc.                           54.938              0.00              4,779.56
         37       Juniper Networks, Inc.                          128.875              0.00              4,768.38
         64       Redback Networks, Inc.                           71.375              0.00              4,568.00
                COMPUTER PERIPHERALS
         72       EMC Corporation                                  65.875              0.00              4,743.00
                INTERNET SOFTWARE/SERVICES
         76       Ariba, Inc.                                      62.313              0.00              4,735.75
        139       Art Technology Group, Inc.                       35.000              0.00              4,865.00
         67       BEA Systems, Inc.                                73.375              0.00              4,916.13
        139       Commerce One, Inc.                               34.438              0.00              4,786.81
         71       Interwoven, Inc.                                 64.625              0.00              4,588.38
^       108       Nokia Oyj                                        45.563              0.36              4,920.75
         93       Openwave Systems, Inc.                           51.000              0.00              4,743.00
         56       VeriSign, Inc.                                   86.500              0.00              4,844.00
                PACKAGED SOFTWARE
         77       Adobe Systems, Inc.                              63.625              0.08              4,899.13
+        34       Check Point Software Technologies Ltd.          147.875              0.00              5,027.75
         95       i2 Technologies, Inc.                            49.688              0.00              4,720.31
         76       Macromedia, Inc.                                 70.500              0.00              5,358.00
        105       Manugistics Group, Inc.                          46.750              0.00              4,908.75
         51       Mercury Interactive Corporation                  95.313              0.00              4,860.94
         39       Micromuse, Inc.                                 124.063              0.00              4,838.44
        100       Microsoft Corporation                            47.875              0.00              4,787.50
        161       Oracle Corporation                               32.000              0.00              5,152.00
        121       Rational Software Corporation                    39.875              0.00              4,824.88
         61       Siebel Systems, Inc.                             78.438              0.00              4,784.69
         49       VERITAS Software Corporation                     93.938              0.00              4,602.94
                TELECOMMUNICATIONS EQUIPMENT
         45       Comverse Technology, Inc.                       107.438              0.00              4,834.69
         60       NetIQ Corporation                                85.688              0.00              5,141.25
         96       Sycamore Networks, Inc.                          50.188              0.00              4,818.00
 ----------                                                                                          ------------
      2,483                                                                                         $  144,986.35
 ==========                                                                                          ============

See "Notes to Portfolios".



SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------          ------------
                COMPUTER PROCESSING HARDWARE
        171       Sun Microsystems, Inc.                    $      28.563              0.00%        $    4,884.19
                COMPUTER COMMUNICATIONS
         25       Brocade Communications Systems, Inc.            185.875              0.00              4,646.88
        108       Cisco Systems, Inc.                              42.938              0.00              4,637.25
         87       Extreme Networks, Inc.                           54.938              0.00              4,779.56
         37       Juniper Networks, Inc.                          128.875              0.00              4,768.38
         64       Redback Networks, Inc.                           71.375              0.00              4,568.00
                COMPUTER PERIPHERALS
         72       EMC Corporation                                  65.875              0.00              4,743.00
                INTERNET SOFTWARE/SERVICES
         76       Ariba, Inc.                                      62.313              0.00              4,735.75
        139       Art Technology Group, Inc.                       35.000              0.00              4,865.00
         67       BEA Systems, Inc.                                73.375              0.00              4,916.13
        139       Commerce One, Inc.                               34.438              0.00              4,786.81
         71       Interwoven, Inc.                                 64.625              0.00              4,588.38
^       108       Nokia Oyj                                        45.563              0.36              4,920.75
         93       Openwave Systems, Inc.                           51.000              0.00              4,743.00
         56       VeriSign, Inc.                                   86.500              0.00              4,844.00
                PACKAGED SOFTWARE
         77       Adobe Systems, Inc.                              63.625              0.08              4,899.13
+        34       Check Point Software Technologies Ltd.          147.875              0.00              5,027.75
         95       i2 Technologies, Inc.                            49.688              0.00              4,720.31
         76       Macromedia, Inc.                                 70.500              0.00              5,358.00
        105       Manugistics Group, Inc.                          46.750              0.00              4,908.75
         51       Mercury Interactive Corporation                  95.313              0.00              4,860.94
         39       Micromuse, Inc.                                 124.063              0.00              4,838.44
        100       Microsoft Corporation                            47.875              0.00              4,787.50
        161       Oracle Corporation                               32.000              0.00              5,152.00
        121       Rational Software Corporation                    39.875              0.00              4,824.88
         61       Siebel Systems, Inc.                             78.438              0.00              4,784.69
         49       VERITAS Software Corporation                     93.938              0.00              4,602.94
                TELECOMMUNICATIONS EQUIPMENT
         45       Comverse Technology, Inc.                       107.438              0.00              4,834.69
         60       NetIQ Corporation                                85.688              0.00              5,141.25
         96       Sycamore Networks, Inc.                          50.188              0.00              4,818.00
 ----------                                                                                          ------------
      2,483                                                                                         $  144,986.35
 ----------                                                                                          ------------
      2,483                                                                                         $  144,986.35
 ==========                                                                                          ============


See "Notes to Portfolios".





NOTES TO PORTFOLIOS

     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on December 18, 2000 and have a settlement date of December 21, 2000. (See "The Portfolios").

     (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                      PROFIT
                                                      COST TO        (LOSS) TO
                                                      SPONSOR         SPONSOR
                                                     --------        ---------
          Biotechnology & Pharmaceutical Series A    $147,649        $     (2)
          Biotechnology & Pharmaceutical Series B    $147,649        $     (2)
          Global Wireless Series A                   $145,681        $      4
          Global Wireless Series B                   $145,681        $      4
          Great International Firms Portfolio        $243,699        $     --
          Semiconductor Series A                     $144,497        $     14
          Semiconductor Series B                     $144,497        $     14
          Software Series A                          $144,964        $     22
          Software Series B                          $144,964        $     22


     "+" indicates that the stock is held in the form of American Depositary Receipts or similar receipts.

     "^" indicates that the stock is a foreign common stock traded on a U.S. securities exchange.


     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the time described in the previous note. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

    Abgenix, Inc. Abgenix, Inc. is a biopharmaceutical company that develops antibody therapeutic products for the treatment of a variety of disease conditions. The company's products treat transplant-related diseases, inflammatory and autoimmune disorders, and cancer. Abgenix utilizes its XenoMouse technology to build a diversified product portfolio.

    Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

    ALZA Corporation. ALZA Corporation is a research-based pharmaceutical products company with drug delivery technologies. The company applies its technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio, as well as for other pharmaceutical companies. ALZA's sales and marketing efforts are currently focused in urology and oncology.

    Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    Applera Corporation - Applied Biosystems Group. Applera Corporation - Applied Biosystems Group develops and markets instrumentbased systems, reagents, software, and contract services to the life science industry and research community. The company's customers use these tools to analyze nucleic acids, small molecules, and proteins in order to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

    Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

    Biovail Corporation. Biovail Corporation is an international, fully-integrated pharmaceutical company that develops, tests, and manufactures drugs. The company utilizes controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Biovail markets its products directly in Canada and through strategic licensing partners internationally.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

    Celgene Corporation. Celgene Corporation develops and commercializes human pharmaceuticals and agrochemicals. The company employs small molecule immunotherapeutic compound development and biocatalytic chiral chemistry technology platforms. Celgene's lead compound, Thalomid, is in clinical trials for the treatment of a variety of cancers and is being marketed for the treatment of ENL, a complication of leprosy.

    COR Therapeutics, Inc. COR Therapeutics, Inc. discovers, develops, and commercializes pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company currently has research and development programs that seek to address the critical needs in unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis.

    Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

    Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

    Human Genome Sciences, Inc. Human Genome Sciences, Inc. researches and develops proprietary pharmaceutical and diagnostic products. The company's products predict, prevent, detect, treat, and cure disease based on the discovery of human and microbial genes.

    IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

    IVAX Corporation. IVAX Corporation researches, develops, manufactures, and markets branded and generic pharmaceuticals in the United States and international markets. The company also specializes in veterinary products, diagnostic products, and nutraceuticals.

    Johnson & Johnson. Johnson & Johnson manufactures healthcare products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include BAND-AID adhesive bandages, TYLENOL acetaminophen products, JOHNSON'S baby products, and STAYFREE sanitary products, among others.

    King Pharmaceuticals, Inc. King Pharmaceuticals, Inc. manufactures, markets, and sells primarily branded prescription pharmaceutical products. The company markets its products to general/family practitioners and internal medicine physicians and hospitals across the United States. King also provides contract manufacturing for a number of pharmaceutical and biotechnology companies.

    Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

    Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Pharmacia Corporation. Pharmacia Corporation researches, manufactures, and sells pharmaceuticals worldwide. The company's pharmaceutical segment includes prescription products for humans and animals, bulk pharmaceuticals, and contract manufacturing. Pharmacia's agricultural products segment is comprised of agricultural chemicals, seeds, and genomics, as well as animal productivity and nutrition research.

    Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. is a pharmaceutical company with more than 70% of its sales outside Israel, primarily in the United States. The company develops, manufactures, and markets branded and generic human pharmaceuticals, bulk pharmaceutical chemicals, medical disposable, and veterinary products.

    GLOBAL WIRELESS PORTFOLIOS

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    China Mobile (Hong Kong) Limited. China Mobile (Hong Kong) Limited, through its subsidiaries, provides cellular telecommunications services in the People's Republic of China.

    CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

    Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

    Deutsche Telekom AG. Deutsche Telekom AG owns, operates and leases public telecommunications networks and offers network applications services. The company provides local and long-distance telephone services, as well as integrated voice and data digital services and maintains a large cable televison network. Deutsche Telekom also offers mobile, paging and on-line services to German and international customers.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

    Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

    Nuance Communications, Inc. Nuance Communications, Inc. develops, markets, and supports a voice interface software platform. The company's platform makes the information and services of enterprises, telecommunications networks, and the Internet accessible from any telephone. Nuance's software platform performs speech recognition, natural language understanding, and voice authentication.

    ONI Systems Corporation. ONI Systems Corporation develops, markets, and sells communications networking equipment based on optical technology. The company's equipment uses pulses of light rather than electric current in the transmission and routing of telephone, Internet, and other data communications in these networks.

    Openwave Systems, Inc. Openwave Systems, Inc. provides open Internet-based communication infrastructure software and applications. The company's customers are wireless network operators, wireline carriers, Internet service providers, portals, and broadband network providers. Openwave offers wireless Internet infrastructure and browsers, unified messaging, mobile email, directory service, and voice processing.

    Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

    PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    QUALCOMM, Inc. QUALCOMM, Inc develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Research in Motion Limited. Research in Motion Limited designs, manufactures, and markets wireless consumer and business-to-business electronic technology for the mobile personal communications market. The company's products include two-way Inter@ctive pagers, wireless personal computer card adapters, software connectivity tools, and embedded wireless radios.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging, cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

    Telefonica, S.A. Telefonica, S.A. is a telecommunications and multimedia company based in Spain. The company provides services in Argentina, Brazil, Puerto Rico, Austria, Morocco, and elsewhere. Telefonica offers fixed-line and mobile phone services, data transmission, Internet services and multimedia communications. The company holds a majority interest in Terra Networks and Telefonica Publicidad e Informacion.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

    Ulticom, Inc. Ulticom, Inc. provides network signaling software for wireless, wireline, and Internet communication services. The company's Signalware call control products interconnect the switching, database, and messaging systems and manage the number, routing, and billing information.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    Verizon Communications. Verizon Communications provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

    Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The Group, via a 50% joint venture with VivendiNet, operates the `VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

    GREAT INTERNATIONAL FIRMS PORTFOLIO

    Akzo Nobel N.V. Akzo Nobel N.V. produces and markets chemicals, coatings and pharmaceuticals. The company manufactures polymers, catalysts, pulp and paper chemicals, salt, base chemicals, paint, automobile finishes, industrial coatings, resins, oral contraceptives, antidepressants, cardiovascular drugs, diagnostic kits, home pregnancy kits and veterinary drugs.

    Alcatel S.A. Alcatel S.A. develops, produces and distributes telecommunications equipment and cables and offers telecommunications services. The company manufactures and markets mobile telephones, microwave radio systems, switching equipment and underwater networks, printed circuit boards, inductive components, converters and optronics and solutions for utilities, cable TV operators and the Interne

    Allied Irish Banks Plc. Allied Irish Banks Plc provides a full range of banking services through over 319 offices in Ireland, 82 branches in Northern Ireland and 37 offices in the United Kingdom. In addition, the company operates over 200 branches in the United States through its wholly owned subsidiary, Allfirst Financial Incorporated.

    Amvescap Plc. Amvescap Plc is an independent investment management group, which operates under the AIM and INVESCO brand names. The Group's offices are situated throughout North America, Europe and the Pacific, specializing in equity, fixed income and real estate property. Amvescap offers investment products and services to public/local authorities, and institutional, collective and individual investors

    AstraZeneca Group Plc. AstraZeneca Group Plc is a holding company. Through its subsidiaries, the Group researches, manufactures and sells pharmaceutical and medical products. The Group focuses its operations on seven therapeutic areas: Gastrointestinal, Cardiovascular, Oncology, Respiratory, Central Nervous System, Pain Control, Anaesthesia and Infection.

    Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria, S.A. attracts deposits and offers retail, wholesale, and investment banking services. The bank offers consumer and mortgage loans, private banking, asset management, securities brokerage services, and individual and group life insurance. It operates in Europe and Latin America.

    Banco Santander Central Hispano S.A. Banco Santander Central Hispano S.A. attracts deposits and offers retail, wholesale, and private banking and asset management services. The bank offers consumer credit, mortgage loans, lease financing, factoring, mutual funds, pension funds, insurance, commercial credit, investment banking services, structured finance, and advice on mergers and acquisitions.

    BP Amoco Plc. BP Amoco Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, and manufactures and markets chemicals. BP Amoco's chemicals include acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in more than 70 countries.

    Business Objects S.A. Business Objects S.A. develops, markets and supports integrated enterprise decision support software. The company's software allows users to access, analyze and share information derived from a variety of sources. The BUSINESS-OBJECTS software product is an integrated query, reporting and online analytical processing tool that operates in various operating systems.

    Diageo Plc. Diageo Plc has operations in food, alcoholic beverages, fast food restaurants and property management. The company owns "Burger King" restaurants, and markets food products under the "Pillsbury," "Haagen Dazs" and "Green Giant" brand names. The company's liquor and beer products include "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout."

    Elan Corporation Plc. Elan Corporation Plc is a specialty pharmaceutical company. The Group's drug delivery technologies are designed to aid and control the absorption and utilization of active pharmaceutical compounds. Elan's Pharmaceutical division focuses on the discovery, development and commercialization of products in the areas of acute care, pain management and neurological disorders.

    Fuji Photo Film Company, Ltd. Fuji Photo Film Company, Ltd. manufactures film for general, medical, printing, office, and movie production uses. The company also manufactures photographic paper, audio cassettes, video tapes, floppy discs, cameras, lenses, and chemicals for darkroom use.

    IONA Technologies Plc. IONA Technologies Plc delivers and supports standards-based middleware solutions, which are used by organizations to make their diverse software components work together. The company's products assist businesses in building enterprise portals, Internet commerce sites, and an assortment of large-scale distributed applications. Iona's services supports Java and C++ languages.

    Logitech International S.A. Logitech International S.A. manufactures personal computer input devices. The company produces computer mice, which help the user move the cursor around the computer screen quickly, trackballs, game controllers, keyboards, PC video cameras, and multimedia speakers. The company sells its products internationally.

    Luxottica Group S.p.A. Luxottica Group S.p.A. and its subsidiaries design, manufacture, distribute, and market traditional and designer eyeglass frames and sunglasses. The company's LensCrafter retail chain of optical stores operates in North America. Luxottica distributes its products around the world.

    Matsushita Electric Industrial Company, Ltd. Matsushita Electric Industrial Company, Ltd. produces and markets electric and electronic products. The company primarily manufactures video, audio, home entertainment systems, telecommunication, and industrial equipment. Matsushita sells products under the brand names National, Panasonic, Technics, Quasar, Victor, and JVC. The company operates around the world.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

    Novo Nordisk A/S. Novo Nordisk A/S was formed in 1989 as a result of a merger between Nordisk Gentofte A/S and Novo Industri A/S. The company develops, produces and markets pharmaceutical preparations such as insulin and diabetes care products, hormone preparations, and industrial enzymes. Novo Nordisk markets its products worldwide.

    Sanyo Electric Company, Ltd. Sanyo Electric Company, Ltd. manufactures consumer electronics. The company produces commercial and industrial equipment, audio equipment, refrigerators, solar cells, and information systems. Sanyo Electric markets products worldwide.

    Shell Transport & Trading Company. Shell Transport & Trading Company owns 40% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry, from exploration to final processing and delivery. Shell primarily derives income from dividends generated by the group's holding companies. The Group has locations in approximately 130 countries around the world.

    Sony Corporation. Sony Corporation. develops and manufactures consumer and industrial electronic equipment. The company's products include audio and video equipment, televisions, displays, semiconductors, electronic components, computers and computer peripherals, and telecommunication equipment.

    Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. is a pharmaceutical company with more than 70% of its sales outside Israel, primarily in the United States. The company develops, manufactures, and markets branded and generic human pharmaceuticals, bulk pharmaceutical chemicals, medical disposable, and veterinary products.

    Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The group, via a 50% joint venture with VivendiNet, operates the `VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

    WPP Group Plc. WPP Group Plc is an advertising company. The company provides public relations, media advertising, strategic market services, market research and sales promotion, audio visual, identity and design advertising in a non-media format. The WPP Group provides its advertising services worldwide, via approximately 950 offices in some 92 countries.

    SEMICONDUCTOR PORTFOLIOS

    Aeroflex, Inc. Aeroflex, Inc. designs, engineers, and manufactures microelectronic module, interconnect, and testing solutions used in communication applications. The company's products are used in the fiber optics, wireless and wireline communications, broadband, cable television, satellite, and defense communications markets.

    Altera Corporation. Altera Corporation designs, manufactures, and markets programmable logic devices and associated development tools. Programmable logic devices are semiconductor integrated circuits that offer on-site programmability to customers. The company's products, including a variety of programmable logic devices, serve the telecommunications, data communications, and industrial applications markets.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Cirrus Logic, Inc. Cirrus Logic, Inc. designs and manufactures integrated circuits that employ precision linear and advanced mixed-signal processing technologies. The company's products enable system-level applications in mass storage, audio, and precision data conversion. Cirrus serves a broad customer base in the mass storage, industrial, and audio markets.

    Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

    Elantec Semiconductor, Inc. Elantec Semiconductor, Inc. designs, manufactures, and markets analog integrated circuits primarily for the video/multimedia, data processing, instrumentation, and communications markets.

    Exar Corporation. Exar Corporation designs, develops, and markets analog and mixed-signal integrated circuits for use in communications and video and imaging products. The company also produces digital integrated circuits in communications products, as well as general purpose analog integrated circuits.

    Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

    Infineon Technologies A.G. Infineon Technologies A.G. designs, manufactures and markets semiconductors and related products. The company's products include microprocessors, memory components, microcontrollers, integrated circuits, digital and analog sensors and fiber optics. Infineon markets its products to the communications, automotive, industrial and consumer electronics sectors.

    Integrated Device Technology, Inc. Integrated Device Technology, Inc. designs, develops, manufactures, and markets a variety of semiconductor products and modules. Applications for the company's products include data and telecommunications equipment, storage area networks, networked peripherals and servers, and personal computers. The company markets its products on a worldwide basis primarily to original equipment manufacturers.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Lam Research Corporation. Lam Research Corporation manufactures, markets, and services semiconductor processing equipment used in the making of integrated circuits. The company's products are used to deposit special films on a silicon wafer and etch away portions of various films to create a circuit design. Lam sells its products around the world.

    Linear Technology Corporation. Linear Technology Corporation designs, manufactures, and markets a line of linear integrated circuits. The company's products are used in a variety of applications including telecommunications, cellular telephones, networking products and satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, and military and space systems.

    LSI Logic Corporation. LSI Logic Corporation designs, develops, manufactures, and markets integrated circuits and storage systems. The company offers products and services for a variety of electronic systems applications and are marketed to original equipment manufacturers in the networking, telecommunications and wireless, computers, consumer products, and storage industries.

    Micrel, Inc. Micrel, Inc. designs, develops, manufactures, and markets analog power integrated circuits and digital integrated circuits. The company's products are used in a wide variety of electronic products, including those in the communications, computer, and industrial markets. Micrel also manufactures custom analog and mixed-signal circuits and provides wafer foundry services.

    Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets semiconductor memory and enhancement products. The company's products include dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), Flash memory devices, memory modules, graphic accelerators, and personal and network computer systems.

    MIPS Technologies, Inc. MIPS Technologies, Inc. designs high-performance processors and related intellectual property for use in a variety of consumer devices and business equipment. The company's processor designs are based on 32- and 64-bit reduced instruction set computing architectures. MIPS licenses its processor designs and related intellectual property to semiconductor manufacturers.

    National Semiconductor Corporation. National Semiconductor Corporation, through its subsidiaries, designs, develops, manufactures, and markets a wide variety of semiconductor products. The company produces microprocessors for the personal computer industry, and other integrated circuits for applications in a variety of markets. National serves the wireless communication, power management, and other markets.

    Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

    Novellus Systems, Inc. Novellus Systems, Inc. manufactures, markets, and services advanced automated wafer fabrication systems for the deposition of thin films. The company supplies deposition systems used in the fabrication of integrated circuits. Novellus has subsidiaries in the United Kingdom, France, Germany, China, Japan, the Netherlands, Singapore, and Taiwan.

    PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

    Teradyne, Inc. Teradyne, Inc. manufactures automatic test systems and related software for the electronics and communications industries. The company's products include systems to test semiconductors, circuit boards, telephone lines and networks, and software. Teradyne also manufactures backplanes and associated connectors used in electronic systems.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    TranSwitch Corporation. TranSwitch Corporation designs, develops, markets, and supports integrated digital and mixed-signal semiconductor solutions for the telecommunications and data communications markets. The company's customers primarily include original equipment manufacturers who incorporate its products into networking equipment. TranSwitch sells its products worldwide.

    TriQuint Semiconductor, Inc. TriQuint Semiconductor, Inc. designs, develops, manufactures, and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company utilizes its proprietary gallium arsenide technology to enable its products to overcome the performance barriers of silicon devices in various applications. TriQuint's products are sold worldwide.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    SOFTWARE PORTFOLIOS

    Adobe Systems, Inc. Adobe Systems, Inc. develops, markets, and supports computer software products and technologies. The company's products allow users to express and use information across all print and electronic media. Adobe offers a line of application software products, type products, and content for creating, distributing, and managing information.

    Ariba, Inc. Ariba, Inc. provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

    Art Technology Group, Inc. Art Technology Group, Inc. offers an integrated suite of Internet customer relationship management and electronic commerce software applications. The company also offers related application development, integration, and support services. Art Technology's Dynamo product suite includes a Web page generation engine and application server, and e-commerce management applications.

    BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Commerce One, Inc. Commerce One, Inc. provides Web-based, enterprise procurement solutions that link buying and supplying organizations into real-time trading communities. The company's Commerce Chain Solution automates the entire indirect goods and services supply chain.

    Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

    i2 Technologies, Inc. i2 Technologies, Inc. provides eBusiness solutions. The company's TradeMatrix product, a platform of business-to-business solutions, services, and marketplaces, offers planning, procurement, commerce, fulfillment, customer care, retail, strategic sourcing, and product development services. i2 Technologies also offers its RHYTHM software applications product.

    Interwoven, Inc. Interwoven, Inc. provides Web content management solutions. The company's products help companies build, maintain, and extend mission-critical Web sites and eBusiness applications. Interwoven's TeamSite product combines the functions of content management, version control, workflow, and application development in an open, standards-based platform.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Macromedia, Inc. Macromedia, Inc. develops, markets, and supports software products and technologies for the Web. The company's Web publishing products enable designers and developers to create interactive Web experiences for e-commerce, entertainment, news, and information.

    Manugistics Group, Inc. Manugistics Group, Inc. provides supply chain optimization solutions for enterprises and evolving eBusiness trading networks. The company's solutions include client assessment, software products, consulting services for implementation, and solution support.

    Mercury Interactive Corporation. Mercury Interactive Corporation and its subsidiaries develop, market, and support a suite of automated software testing solutions. The company's products provide functional testing, load testing, and test process management. Mercury's tools address the range of quality needs for testing client/server, e-business, Year 2000, Euro, and packaged applications.

    Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    NetIQ Corporation. NetIQ Corporation provides performance and availability management software for Microsoft Windows NT-based systems and applications. The company's AppManager Suite supports rapid growth in the number of servers and applications deployed in organizations' distributed Windows NT environments and provides close integration with existing systems, network, and hardware management solutions.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

    Openwave Systems, Inc. Openwave Systems, Inc. provides open Internet-based communication infrastructure software and applications. The company's customers are wireless network operators, wireline carriers, Internet service providers, portals, and broadband network providers. Openwave offers wireless Internet infrastructure and browsers, unified messaging, mobile email, directory service, and voice processing.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

    Rational Software Corporation. Rational Software Corporation develops and markets a variety of software development tools, services, and software engineering best practices. The company's products and services help organizations develop and deploy Web, e-business, enterprise-wide, technical, and embedded software. Rational has offices throughout the world.

    Redback Networks, Inc. Redback Networks, Inc. provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators, and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. Redback's subscriber management system connects and manages subscribers using digital subscriber line, cable, and wireless technologies.

    Siebel Systems, Inc. Siebel Systems, Inc. provides eBusiness applications. The company's applications enable organizations to sell to, market to, and service its customers across multiple channels, including the Web, call centers, field, resellers, retail, and dealer networks.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long-distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 257:
      We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 257 as of December 19, 2000. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 257 as of December 19, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP

   Chicago, Illinois
   December 19, 2000




                             STATEMENTS OF CONDITION
                             AS OF DECEMBER 19, 2000

                                                   BIOTECHNOLOGY     BIOTECHNOLOGY
                                                          &                &             GLOBAL            GLOBAL
                                                   PHARMACEUTICAL    PHARMACEUTICAL     WIRELESS          WIRELESS
                                                      SERIES A           SERIES B       SERIES A          SERIES B
                                                   --------------    --------------   ------------      ------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ..............    $147,647          $147,647        $145,685          $145,685
                                                       --------          --------        --------          --------
  Total ...........................................    $147,647          $147,647        $145,685          $145,685
                                                       ========          ========        ========          ========

LIABILITIES AND INTEREST
OF UNITHOLDERS
Liabilities--
  Organizational costs (2) ........................    $    183          $    307        $    243          $    370
  Deferred sales charge liability (3) .............       2,908             5,220           2,870             5,151
Interest of Unitholders--
  Cost to investors (4) ...........................     149,140           149,140         147,160           147,160
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5) .................       4,584             7,020           4,588             6,996
                                                       --------          --------        --------          --------
  Net interest to Unitholders (4) .................     144,556           142,120         142,572           140,164
                                                       --------          --------        --------          --------
Total .............................................    $147,647          $147,647        $145,685          $145,685
                                                       ========          ========        ========          ========


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio.
     The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.


                             STATEMENTS OF CONDITION
                             AS OF DECEMBER 19, 2000
                                                            GREAT               SEMI-                SEMI-
                                                        INTERNATIONAL         CONDUCTOR            CONDUCTOR
                                                       FIRMS PORTFOLIO         SERIES A             SERIES B
                                                      ----------------       ------------          ---------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ...............     $243,699             $144,511             $144,511
                                                         --------             --------             --------
  Total ............................................     $243,699             $144,511             $144,511
                                                         ========             ========             ========


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2) .........................     $    262             $    152             $    338
  Deferred sales charge liability (3) ..............        8,616                2,847                5,109
Interest of Unitholders--
  Cost to investors (4) ............................      246,170              145,980              145,980
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5) ..................       11,349                4,468                6,916
                                                         --------             --------             --------
  Net interest to Unitholders (4) ..................      234,821              141,512              139,064
                                                         --------             --------             --------
Total ..............................................     $243,699             $144,511             $144,511
                                                         ========             ========             ========


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio.
     The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.





                             STATEMENTS OF CONDITION
                             AS OF DECEMBER 19, 2000

                                                  SOFTWARE        SOFTWARE
                                                  SERIES A        SERIES B
                                               -------------   --------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)           $     144,986   $      144,986
                                               -------------   --------------
  Total                                        $     144,986   $      144,986
                                               =============   ==============


LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Organizational costs (2)                     $         156   $          223
  Deferred sales charge liability (3)                  2,856            5,126
Interest of Unitholders--
  Cost to investors (3)                              146,460          146,460
  Less: Gross underwriting commission
        and organizational costs (2)(4)(5)             4,486            6,823
                                               -------------   --------------
  Net interest to Unitholders (3)                    141,974          139,637
                                               -------------   --------------
Total                                          $     144,986   $      144,986
                                               =============   ==============



(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".
(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".
(5)  Assumes the maximum sales charge.








THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit (an equal dollar amount of each Security in the Great International Firms Portfolio). Due to round lot requirements in certain foreign securities markets and market value fluctuations, the Great International Firms Portfolio may not be able to invest equally in each Security on the Initial or any subsequent Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.
   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the date of the Portfolio's formation. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.
   A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1.7 billion; Mid-Cap -- $1.7 billion to $10.5 billion; and Large-Cap -- over $10.5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Portfolio as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   SINGLE INDUSTRY. Many of the Portfolios invest in a single industry or in a limited number of industries. Any negative impact on the related industry will have a greater impact on the value of Units than on an investment diversified over several industries. You should understand the risks of these industries before you invest.


   Telecommunications Issuers. The Global Wireless Portfolio invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the following section discussing technology companies because these companies may involve similar risks.


   Technology Issuers. The Great International Firms, Semiconductor and Software Portfolios invest significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolios invest in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).


   FOREIGN ISSUERS. Because the Global Wireless and Great International Firms Portfolios invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. Other Portfolios may also invest in foreign companies that involve the same risks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home maket.
   EUROPE. The Global Wireless and Great International Firms Portfolios invest significantly in stocks of European companies. These Portfolios involve additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.


   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.


   PACIFIC REGION. The Global Wireless and Great International Firms Portfolios invest significantly in stocks of companies from Pacific region countries. These Portfolios involve additional risks that differ from an investment in United States companies. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.


   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic conditional of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.
   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on September 10, 2001, the secondary market sales charge for Series B Portfolios and the Great International Firms Portfolio will be 4.50% and will not include deferred payments. The sales charge for these Portfolios will reduce by 0.5% on each subsequent December 19 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:

                                                GREAT
                                            INTERNATIONAL
                                              FIRMS AND
                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*         SALES CHARGE       SALES CHARGE
     --------------     --------------     --------------
Less than $50,000             2.95%            4.50%
 $50,000 - $99,999            2.70             4.25
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Portfolios offered in this prospectus at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.


                                                GREAT
                                            INTERNATIONAL
                                              FIRMS AND
                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*          CONCESSION         CONCESSION
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
 $50,000 - $99,999            2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Portfolio and a Series B Portfolio of the same industry sector type to qualify for these compensation levels but may not aggregate among different sectors. For example, Units of Global Wireless Portfolio, Series 6A and Series 6B may be aggregated but Units of Global Wireless Portfolio, Series 6A may not be aggregated with Units of Semiconductor Portfolio, Series 5B.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for Series A Portfolios and 2.50% per Unit for Series B Portfolios and the Great International Firms Portfolio. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

                                                  GREAT
                                              INTERNATIONAL
                                                FIRMS AND
                              SERIES A          SERIES B
                             PORTFOLIOS        PORTFOLIOS
                             ----------        ----------
Fee paid on purchase            0.00%            0.00%
Deferred sponsor retention      0.70             1.00
                                -----            -----
    Total                       0.70%            1.00%
                                =====            =====

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   With respect to the Great International Firms Portfolio only, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolio. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

TAXATION
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GREAT INTERNATIONAL FIRMS PORTFOLIO
   The Great International Firms Portfolio intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Portfolio so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Portfolio timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Portfolio intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Portfolio will not be subject to federal income tax or the excise tax.
   Distributions to Unitholders of the Portfolio's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Portfolio's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.
   Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Portfolio (and received by the Unitholder) on December 31 of the year such distributions are declared.
   Distributions of the Portfolio's net capital gain which are properly designated as capital gain dividends by the Portfolio will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.


   If you are an individual, the maximum marginal federal tax rate for net capital gains is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. However, the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Therefore, you will not be eligible for the 18% capital gain rate on assets for which your holding period began before January 1, 2001. However, if you are an individual, you may elect to treat certain assets you hold on January 1, 2001 as having been sold for their fair market value on the next business day after January 1, 2001 for purposes of this holding period requirement. If you make this election, you must recognize any gain from this deemed sale, but any loss is not recognized. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code may, however, treat certain capital gains as ordinary income in special situations.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.
   Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.
   Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Portfolio distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Portfolio from United States corporations (other than Real Estate Investment Trusts) and is designated by the Portfolio as being eligible for such deduction. The Portfolio will provide each Unitholder with information annually concerning what part of the Portfolio distributions are eligible for the dividends received deduction.
   Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Portfolio so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Portfolio.
   Distributions reinvested into additional Units of the Portfolio will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
   Under certain circumstances a Unitholder may be able to request an in kind distribution upon redemption of Units or termination of the Portfolio. Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss (subject to various nonrecognition provisions of the Code) based on the value of the Securities received. Investors electing an in kind distribution should consult their own tax advisors with regard to such transaction.
   The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
   The foregoing discussion relates only to the federal income tax status of the Portfolio and to the tax treatment of distributions by the Portfolio to United States Unitholders.
   A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Portfolio which constitute dividends for Federal income tax purposes (other than dividends which the Portfolio designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Portfolio that are designated by the Portfolio as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8BEN which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Portfolio and Portfolio distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.

ALL OTHER PORTFOLIOS
   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of all Portfolios other than the Great International Firms Portfolio. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Portfolio. For purposes of the following discussion and opinion, it is assumed that each Security in the Portfolio is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. Your Portfolio is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Portfolio under the Code; and the income of the Portfolio will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Portfolio.
   2. Each Unitholder will have a taxable event when the Portfolio disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Portfolio (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Portfolio. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Portfolio are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.
   To the extent dividends received by the Portfolio are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Portfolio Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Portfolio is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Portfolio as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Portfolio expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Portfolio or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Portfolio or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.


   For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Due to the length of a Series A Portfolio's life, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of a Series A Portfolio if you are eligible for and elect to receive an in kind distribution at redemption or termination. However, the reduction of the 20% to 18% applies only if the holding period for the property begins after December 31, 2000. Therefore, you will not be eligible for the 18% capital gain rate on assets for which your holding period began before January 1, 2001. However, if you are an individual, you may elect to treat certain assets you hold on January 1, 2001 as having been sold for their fair market value on the next business day after January 1, 2001 for purposes of this holding period requirement. If you make this election for an asset, the asset would be eligible for the 18% rate if it is held by you for more than five years after this deemed sale. If you make this election, you must recognize any gain from this deemed sale, but any loss is not recognized.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Portfolio including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Portfolio. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Portfolio. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Portfolio, a Unitholder is considered as owning a pro rata portion of each of the Portfolio's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Portfolio will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Portfolio. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Portfolio, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Portfolio.
   Because the Portfolio will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Portfolio. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Portfolio. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Portfolio in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Portfolio will be reduced to the extent dividends paid with respect to such Security are received by the Portfolio which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Portfolio (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Portfolio.
   It should be noted that payments to the Portfolio of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Portfolio. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Portfolio, the Trustee will furnish to each Unitholder of the Portfolio a statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Portfolio for New York tax matters, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Portfolio that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your Portfolio will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio (except that these amounts are generally paid out of the Income Account for the Great International Firms Portfolio). When these amounts are paid by or owing to the Trustee, they are secured by a lien on your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


TABLE OF CONTENTS
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        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Biotechnology & Pharmaceutical Portfolios...     4
   Global Wireless Portfolios..................     7
   Great International Firms Portfolio.........    10
   Semiconductor Portfolios....................    12
   Software Portfolios.........................    15
   Notes to Portfolios.........................    18
   The Securities..............................    19
   Report of Independent Certified
      Public Accountants.......................    33
   Statements of Condition ....................    34
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................   A-9
   Wrap Fee and Advisory Accounts..............   A-9
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-12
   Taxation....................................  A-14
   Portfolio Operating Expenses................  A-20
   Other Matters...............................  A-21
   Additional Information......................  A-21


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When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO257
                                                                          #36661
                                                                          #36676
                                                                          #36679
                                                                          #37247
                                                                          #37749


                                   PROSPECTUS

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                                DECEMBER 19, 2000



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)


      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 13A
      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 13B

      GLOBAL WIRELESS PORTFOLIO, SERIES 6A
      GLOBAL WIRELESS PORTFOLIO, SERIES 6B

      GREAT INTERNATIONAL FIRMS PORTFOLIO,
         SERIES 15

      SEMICONDUCTOR PORTFOLIO, SERIES 5A
      SEMICONDUCTOR PORTFOLIO, SERIES 5B

      SOFTWARE PORTFOLIO, SERIES 7A
      SOFTWARE PORTFOLIO, SERIES 7B



                              VAN KAMPEN FUNDS INC.


                                1 Parkview Plaza
                                  P.O.Box 5555
                      Oakbrook Terrace, Illinois 60181-5555

              Please retain this prospectus for future reference.




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 257



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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                                   PAGE
          Risk Factors ............................................   2
          The Portfolios ..........................................   5
          Sponsor Information .....................................   6
          Trustee Information .....................................   7
          Portfolio Termination ...................................   7

RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
   TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Portfolio.

THE PORTFOLIOS
     In seeking the Portfolios' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the above criteria were applied to the Securities for inclusion in the Portfolios as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a portfolio.
   When it comes to equity investing, many people only consider U.S. stocks. However, hundreds of well-known businesses exist outside of the United States that are leaders in their respective markets and industries. Ignoring these foreign firms may mean passing up an important investment opportunity. International equities can add diversity and growth potential to your Portfolio. The Great International Firms Portfolio provides access to foreign stocks, is diversified and is backed by Van Kampen's comprehensive research. This Portfolio may provide capital appreciation potential from a portfolio of stocks from around the world.
   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard and Poor's 500 Index).

        TOTAL RETURNS OF WORLD'S TOP PERFORMING DEVELOPED EQUITY MARKETS


                1995                    1996
         ------------------        -----------------
         Switzerland: 44.12%       Spain: 40.05%
         USA: 37.14%               Sweden: 37.21%
         Sweden: 33.36%            Portugal: 35.70%
         Spain: 29.83%             Finland: 33.94%
         Netherlands: 27.71%       Hong Kong: 33.08%


                1997                    1998
         ------------------        -----------------
         Portugal: 46.74%          Finland: 121.64%
         Switzerland: 44.25%       Belgium: 67.75%
         Italy: 35.48%             Italy: 52.52%
         Denmark: 34.52%           Spain: 49.90%
         USA: 33.38%               France: 41.54%

                            1999
                     ------------------
                     Finland: 150.71%
                     Malaysia: 107.24%
                     Singapore: 97.08%
                     Sweden: 77.76%
                     Japan: 60.56%

   All figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Portfolio. Securities in which the Portfolio invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.

SPONSOR INFORMATION
     Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolios. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     As of September 30, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates offer more than 50 open-end mutual funds, 37 closed-end funds, and have sponsored over 2,700 series of fixed income and equity unit investment trusts.


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and in the case of a Portfolio will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Portfolio with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 223
    (File No. 333-34242) dated July 25, 2000.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1 Consent of Interactive Data Corporation.

4.2 Consent of Independent Certified Public Accountants.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 257, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 257 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of December, 2000.

                     Van Kampen Focus Portfolios, Series 257
                            By Van Kampen Funds Inc.


                                               By      Christine K. Putong
                                                 ------------------------------
                                                     Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 19, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                       Operations and Technology Officer      )

                                                       Christine K. Putong
                                                  ----------------------------
                                                       (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.